EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On October 26, 2006, we completed our initial public offering whereby we became the successor to the business of Eagle Rock Pipeline, L.P. For purposes of computing the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before adjustment for equity income from equity method investees, and our share of pretax losses of investees for which charges arising from guarantees are included in fixed charges, each as accounted for under the equity method, less capitalized interest, preference security dividend requirements of consolidated subsidiaries, and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness, an estimated interest component of rental expense, and preference security dividend requirements of consolidated subsidiaries.

	Years Ended December 31,
	2010	2011	2012	2013	2014
($ in thousands)
Interest expense	24,697	27,841	26,503	25,545	20,270
Capitalized interest	—	—	—	—	265
Estimated interest associated with rental expense (a)	186	351	1,251	808	862
Total fixed charges	24,883	28,192	27,754	26,353	21,397

Net income (loss) from continuing operations before income taxes	(43,452)	50,299	(33,239)	(233,766)	(357,770)
Capitalized interest	—	—	—	—	(265)
Depreciation of capitalized interest	—	—	—	—	7
Fixed charges	24,883	28,192	27,754	26,353	21,397
Total earnings	(18,569)	78,491	(5,485)	(207,413)	(336,631)

Ratio of earnings to fixed charges (b)	—%	278.42%	—%	—%	—%
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(a)	Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(b)	For the years ended December 31, 2010, 2012, 2013 and 2014, earnings were inadequate to cover fixed charges by $43.5 million, $33.2 million, $233.8 million and $358.0 million, respectively.